THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
                TO RULE 902(g) OF REGULATION S-T


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                        (Amendment No.1)


            Under the Securities Exchange Act of 1934

                   SPINNAKER INDUSTRIES, INC.
                        (Name of Issuer)


                   Common Stock No Par Value
                (Title of Class and Securities)


                           848926101
              (CUSIP Number of Class of Securities)



               Robert A. Hurwich, Lynch Corporation,
     8 Sound Shore Drive, Greenwich, CT, 06830 (203)629-7506
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        November 25,1996
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/


Check the following box if a fee is being paid with this State-
ment:
                                                       _____
                                                      /    /

_________________________________________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lynch Corporation                      I.D. No. 38-1799862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      N/A
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Indiana
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /  X  /**
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________
** Excludes shares owned by Lynch Manufacturing Corporation.

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lynch Manufacturing Corporation         I.D. No. 00-0000000
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,255,063 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,255,063 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,255,063   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      73.34%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      PF
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     20,550 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     20,550 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       20,550 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.67%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer
          This Amendment No. 9 to Schedule 13D, on Spinnaker Industries, Inc. (the "Issuer"), is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed December 10, 1987. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning set forth in the
Schedule 13D.

Item 5.   Interest In Securities Of The Issuer
     Item 5 to Schedule 13D is amended, in pertinent part, as follows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 2,281,863 shares, representing 74.22% of the 3,074,598 shares outstanding as reported by the Issu-er. The Reporting Persons beneficially own those Securities as follows:


                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

Lynch Manufacturing          2,255,063               73.34%


Mr. Gabelli                     20,550                0.67%



          Mr. Gabelli and Lynch are deemed to have beneficial ownership of the Securities beneficially owned by Lynch Manufactur-ing. Mr. Gabelli disclaims beneficial ownership of the 2,255,063 shares of Spinnaker stock owned by Lynch Manufacturing.
          In addition, the following Covered Persons beneficially own the following Securities:



                                   Shares of           % of
                                   Common              Class of
Name                               Stock               Common


Paul Evanson                             250           0.00%


Robert E. Dolan                        1,225           0.04%


Item 6.   Contracts, Arrangements, Understandings or Relationships

          with Respect to Securities of the Issuer.


     As a result of the repayment by Issuer of its $8.5 million loan to Bankers Trust Company, the shares of Issuer pledged to

Bankers Trust Company have been released and returned to Lynch

Manufacturing and Lynch will not receive a pledge of securities of

Issuer held by Boyle, Fleming & George & Co., Inc.

     When the Issuer acquired the Brown-Bridge Industries operation in 1994, Lynch loaned the Issuer $965,000 and acquired an

approximately 6% stock interest in the Brown-Bridge Industries.  As a part of a Note financing by Issuer, the loan has been repaid and the minority stock ownership by Lynch and others in Brown-Bridge

Industries has been eliminated.  Lynch's stock interest in Brown-

Bridge has been converted into approximately $600,000.  In

addition,  as part of the consideration for its shares of Brown-

Bridge, Lynch will receive the right to a contingent payment, which is exercisable during the period beginning October 1, 1998 and ending September 30, 2000, equal to 75% of the fair market value of its former stock interest as of the date such right is exercised less the $600,000 previously paid.  The contingent payment is payable through the issuance of stock of the Issuer unless the

Issuer elects to pay the contingent price in cash.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    November 25,1996

                                   MARIO J. GABELLI



                                  By:_____________________________
                                     Robert A. Hurwich
                                     Attorney-in-Fact



                                   LYNCH CORPORATION



                                   By:________________________
                                      Robert A. Hurwich
                                      Vice President- Administration
                                      Secretary and General Counsel




                                   LYNCH MANUFACTURING CORPORATION




                                   By:________________________________
                                      Robert A. Hurwich
                                      Secretary